Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of February 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: February 28, 2008

List of materials


Documents attached hereto:

i) Press release announcing Sony announces the sale of "The Sony Center am Potsdamer Platz" in Berlin







                                                            Sony Corporation
                                                            1-7-1 Konan
                                                            Minato-ku
                                                            Tokyo 108-0075

News & Information

                                                            Feb 28, 2008
                                                            No. 08-031E


                           Sony announces the sale of
                 "The Sony Center am Potsdamer Platz" in Berlin

Sony Corporation ("Sony") today announced that it decided to sell all shares in Sony Berlin GmbH ("Sony Berlin"), which owns and operates the urban entertainment complex "The Sony Center am Potsdamer Platz" ("Sony Center") in Berlin, Germany, to real estate funds managed by Morgan Stanley and two other investors (Corpus Sireo and an affiliate of The John Buck Company) (together, the "purchasers"). The ownership of Sony Berlin will be transferred to the purchasers by the end of March 2008, subject to approvals by relevant authorities. Sony's decision is a result of an in-depth review of Sony's current businesses in conjunction with its ongoing global mid-term strategy to focus on core business areas.

Inaugurated in June 2000 as an innovative urban entertainment complex, the Sony Center - encompassing eight buildings totaling 132,500 square meters - accommodates offices, retail, dining, entertainment facilities and residence. It has become one of the most vibrant landmarks in the heart of Berlin and attracts more than eight million visitors per year.

Having considered the significant brand recognition of this property, Sony and the purchasers have reached an agreement to retain the name "Sony Center" for the foreseeable future. Despite the transfer of ownership, Sony's overall presence at the Sony Center will remain unchanged. All Sony Group companies that are currently located on Sony Center premises, including Sony Europe GmbH, Sony Deutschland GmbH, Sony Pictures Releasing GmbH and Sony/ATV Music Publishing (Germany) GmbH, will remain as tenants following the completion of this transaction.

The estimated impact on Sony's consolidated operating income from the sale of Sony Berlin was incorporated within Sony's consolidated results forecast for the current fiscal year, which was announced on January 31, 2008.


Outline of Sony Center
----------------------
1) Lot size: 26,500 m2
2) Total floor space: 132,500 m2
3) Usage: Office, Retail, Dining, Entertainment Facilities, Residence, etc.